FILE # 82-2877

GALLERY RESOURCES LIMITED

Suite 707 - 626 West Pender Street
Vancouver, B.C. V6B 1V9
Telephone: (604) 662-8119 Facsimile: (604) 662-8616
Canada & U.S.A. Toll Free: 1-800-565-7350
Web Site Address; http://www.gallery-gold.com E-mail Address; info@gallery-gold.com

Trading Symbol GYR – CDNX

02028346

March 28, 2002

02 APR 15 AM 9:55

U.S. Securities & Exchange Commission
Attention: Paul Dudck.
450 – 5th Street N.W.,
Washington, DC.
20549

SUPPL

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Re: Amended Insider Report

Please see "amended" insider report dated January 29/02, these entries were not included on the report that was sent previously due to the new SEDI system implemented for the CDNX issuers. I apologize for any inconvenience this may have caused.

dlw 4/16

Sincerely,

Deirdre Lynch
Administrative Assistant

FILE# 82-2877

"AMENDED"

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 29/01/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. STREET APT: 626 WEST PENDER ST. #707

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6B1V9

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	3762,628	02/01/02	10		67,000			3695628	D	
"	3695,628	02/01/02	10		12,000			3683628	D	
"	3683,628	03/01/02	10		45,000			3638628	D	
"	3638,628	21/01/02	10		20000			3618628	D	
"	3618,628	21/01/02	10		12,000			3606628	D	
"	3606628	24/01/02	10	27,000				3633628	D	
"										
"										

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

✱ OMITTED FROM JANUARY REPORT – DUE TO SEDI, THESE ENTRIES WERE NOT INCLUDED ON THE JAN. PAPER REPORT PREVIOUSLY SENT.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 31/01/02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE #82-2877

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (ON SEDI): DAY 29 MONTH 01 YEAR 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY __ MONTH __ YEAR __

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. 626 STREET WEST PENDER ST. APT #707

CITY: VANCOUVER

PROV. B.C. POSTAL CODE V6B1V9

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA
☑ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☑ UNITED STATES
☐ NASDAQ
☑ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	3,633,628	04/01/02	10		40,000	.08		3,593,628	01	
"	3,593,628	07/01/02	10		24,000	.08		3,569,628	01	
"	3,569,628	08/01/02	10		28,000	.08		3,541,628	01	
"	3,541,628	08/01/02	10		1,000	.08		3,540,628	01	
"	3,540,628	08/01/02	10		10,000	.08		3,530,628	01	
"	3,530,628	09/01/02	10		30,000	.08		3,500,628	01	
"	3,500,628	09/01/02	10		20,000	.07		3,480,628	01	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95/2/22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* (THIS REPORT SENT PREVIOUSLY) MISSING ENTRIES !

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 31 MONTH 01 YEAR 02

FILE #822877

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-660-4873), or write the Supervisor, 1100 - 865 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (ON SEDI): DAY 29 MONTH 01 YEAR 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. / STREET / APT: 626 WEST PENDER ST. #707

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6B 1V9

BUSINESS TELEPHONE NUMBER: 604-662-8119

BUSINESS FAX NUMBER: 604-662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☑ UNITED STATES
  - ☐ NASDAQ
  - ☑ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	3,480,628	10/01/02	10		20,000	.08		3460628	D	
"	3,460,628	10/01/02	10		8,000	.08		3452628	D	
"	3,452,628	11/01/02	20		500,000	.08		2952628	D	
"	2,952,628	11/01/02	20		100,000	.05		2852628	D	
"	2,852,628	29/01/02	10		50,000	.09		2802628	D	
"	2,802,628	30/01/02	10		34,000	.09		2768628	D	
"	2,768,628	30/01/02	10		30,000	.09		2738628	D	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 31 MONTH 01 YEAR 02

FILE # 82-2877

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-660-4673), or write the Supervisor, 1100 - 865 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (ON SEDI): DAY 29 MONTH 01 YEAR 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY MONTH YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. 626 STREET WEST PENDER ST. APT #707

CITY: VANCOUVER

PROV. B.C. POSTAL CODE V6B1V9

BUSINESS TELEPHONE NUMBER: 604-662-8119

BUSINESS FAX NUMBER: 604-662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA
☑ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☑ UNITED STATES
☐ NASDAQ
☑ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	2,738,628	30/01/02	10		37,000	.09		2,701,628	01	
"	2,701,628	30/01/02	10		50,000	.09		2,651,628	01	
OPTIONS	3,890,000							3,890,000	01	
WARRANTS	7,344,667	13/01/02	71		3,000,000	.15		4,344,667	01	
RRSP.	502,415							502,415	11	

BOX 6. REMARKS

WARRANTS - 3,000,000 @ .15 EXPIRED JAN. 13/2002.

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 31 MONTH 01 YEAR 02

FILE # 82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): 31/01/02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. STREET APT: 626 WEST PENDER ST. #707

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6B1V9

BUSINESS TELEPHONE NUMBER: 604-662-8119

BUSINESS FAX NUMBER: 604-662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	2,651,628	14/02/02	11		50,000	.08		2,601,628	I	
"	2,601,628	21/02/02	10	1,200,000		.10		3,801,628	I	
"	3,801,628	27/02/02	90		169,000	.08		3,632,628	I	
"	3,632,628	27/02/02	10		20,000	.08		3,612,628	I	
WARRANTS	4,344,667	08/02/02	55		1,090,000	.15		3,254,667	I	
OPTIONS	3,890,000	21/02/02	51		1,200,000	.10		2,690,000	I	

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

WARRANTS EXPIRED 1,090,000 @ $0.15 ON FEB. 08/02.

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 4/3/02

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE # 82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 6

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 3/01/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERA

GIVEN NAMES: BRUCE

NO. STREET: 626 WEST PENDER ST. #707

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6B1V9

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
RRSP	502,415	27/02/02	90	169,000		.08		671,415	2	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERA

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 4/3/02

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE # 82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 4/3/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERA

GIVEN NAMES: BRUCE

NO. STREET: 626 WEST PENDER ST. APT. # 707

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6B1V9

BUSINESS TELEPHONE NUMBER: 604-662-8119

BUSINESS FAX NUMBER: 604-662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	3612628	4/3/02	10		10,000	.07		3602628	1	
"	3602,628	5/3/02	10		35,000	.09		3567,628	1	
"	3567,628	6/3/02	11	1,550,000		.10		5117,628	1	
"	5117,628	8/3/02	10		10,000	.08		5107,628	1	
"	5107,628	8/3/02	10		25,000	.08		5082628	1	
WARRANTS	3,254,667	6/3/02	53	1,550,000		.10		4804667	1	

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERA

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 14/03/02

BCSC 55-102F6 Rev. 2001/6/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE #82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 6

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 14/3/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. / STREET / APT: 626 WEST PENDER ST. #707

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6B1V9.

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO

☑ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	5,082,628	18/3/02	10		20,000	.09		5,062,628	I	
"	5,062,628	21/3/02	10	12,000		.08		5,074,628	I	
"	5,074,628	25/3/02	10		25,000	.08		5,049,628	I	
"	5,049,628	26/3/02	10		33,000	.08		5,016,628	I	
"	5,016,628	26/3/02	10		100,000	.08		4,916,628	I	
OPTIONS	2,690,000							2,690,000	I	OPTIONS.

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: Bruce Costerd

DATE OF THE REPORT (DAY/MONTH/YEAR): 28/3/02

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FILE# 82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 6

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 14/3/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERA

GIVEN NAMES: BRUCE

NO. STREET APT: 626 WEST PENDER ST. #707

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6B1V9

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
WARRANTS	4,804,667							4,804,667	1	WARRANTS
RRSP	67,415							67,415	2	RRSP

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERA

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 28/03/02

BCSC 55-102F6 Rev. 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE